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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                              CVI TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12660V 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119;
                              Tel.: (702) 733-7195
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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CUSIP No.  12660V10 7                  13D                     Page 2 of 4 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above person

     Bob L. Smith
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     Not applicable.
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

     Not applicable.
________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         420,395 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           346,816 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           420,395 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    346,816 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     767,211
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     7.06%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         This Amendment No. 4 amends the Schedule 13D dated April 23, 1999 (the
"Schedule 13D"), the Amendment No. 1 dated September 22, 1999, (the "First Amendment"), the Amendment No. 2 dated March 22, 2000, (the "Second Amendment"), and the Amendment No. 3 dated May 31, 2000, (the "Third Amendment") of Bob L. Smith with respect to the common stock, $.001 par value ("Common Stock") of CVI Technology, Inc., a Nevada corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D or the First, Second or Third Amendments.

Item 3.  Source of Funds or Other Considerations

         Not applicable.

 Item 4. Purpose of Transaction

         The filing of this Amendment No. 4 to Schedule 13D is to include, in number of shares reported, the 50,000 shares represented by the Warrant Issuer issued to VIP's Industries, Inc. in connection with the May 31, 2000, transaction reported in Mr. Smith's Third Amendment.

Item 5.           Interest in Securities of the Issuer

         Bob L. Smith                    Presently Owned           Percentage(4)
         ------------                    ---------------           -------------

         Sole Voting Power               420,395(1,2)                   3.9%

         Shared Voting Power             346,816(3)                     3.19%

         Sole Dispositive Power          420,395(1,2)                   3.9%

         Shared Dispositive Power        346,816(3)                     3.19%

         Total Beneficial Power          767,211                        7.06%

-----------------

(1) This amount represents 344,195 shares of Common Stock issued directly to Mr. Smith, 18,200 shares of Common Stock issuable to Mr. Smith upon the exercise of certain warrants, 55,000 shares of Common Stock issuable to Mr. Smith upon the exercise of certain stock options, and 3,000 shares of Common Stock issuable to Mr. Smith upon the exercise of certain stock options.

(2) Shares of Common Stock may be subject to applicable community property laws.

(3) This amount represents 176,236 shares of Common Stock held by VIP's Industries, Inc., an entity controlled by Mr. Smith, 1,000 shares of Common Stock issued jointly to Mr. Smith and his daughter, 33,557 shares of Common Stock issuable to VIP's Industries, Inc. upon the exercise of Class A Warrants, 9,100 shares of Common Stock issuable to VIP's Industries, Inc. upon the exercise of certain warrants, 76,923 shares of Common Stock issuable to VIP's Industries, Inc. upon the conversion of that certain 9.5% Convertible Note Due May 31, 2001, and 50,000 shares of Common Stock issuable to VIP's Industries, Inc. upon the exercise of certain warrants.

(4) These percentages reflect the percentage share ownership with respect to 10,854,799 shares, the number of shares of Common Stock outstanding as of May 31, 2000.

                                       3
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Item 7. Material to be Filed as Exhibits

Not Applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 5, 2000



                              /s/ Stacie L. Brown
                              -------------------
                              Stacie L. Brown, Attorney-In-Fact for Bob L. Smith


                                       4